News Release
Sustainable Growth

HARVEST ENERGY ANNOUNCES FIRST QUARTER 2008 RESULTS AND
CONTINUES C$0.30 MONTHLY DISTRIBUTION

Calgary, Alberta – May 7, 2008 (TSX: HTE.UN; NYSE: HTE) – Harvest Energy ("Harvest") today announces the release of its first quarter 2008 financial and operating results. The unaudited financial statements, notes and MD&A pertaining to the period ended March 31, 2008 are filed on SEDAR at www.sedar.com and are available on Harvest’s website at www.harvestenergy.ca. All figures reported herein are Canadian dollars unless otherwise stated.

Corporate Highlights:

  Cash from Operating Activities before changes in non-cash working capital and asset retirement obligations was $185.4 million ($1.24 per Trust Unit) for the period, and $128.1 million ($0.85 per Trust Unit) after these items;

  Distributions declared as a percentage of Cash from Operating Activities (before changes in non-cash working capital and asset retirement obligations) averaged 73% in the first quarter or 106% after these items;

  Closed the issuance of $250 million of Convertible Debentures shortly after the end of the quarter, reducing the drawn portion of our $1.6 billion credit facility and improving our financial flexibility;

  Subsequent to the end of the quarter, declared the C$0.30 per unit monthly distribution for each of May, June and July;

Upstream Highlights:

  Upstream production of 58,067 barrels of oil equivalent per day (boe/d) was essentially flat compared to the fourth quarter 2007 production of 58,416 boe/d;

  Upstream operating cash flow of $230.8 million reflects strong commodity prices and stable production volumes;

  Capital investments of $79.6 million in our western Canadian upstream business contributed to our stable production volumes and resulted in the drilling of 86 gross wells with a 100% success rate;

  Good progress made on Enhanced Oil Recovery (EOR) projects being implemented in 2008 at Hay River, Wainwright, Bellshill Lake and Suffield. A 600 boe/d increase in Hay River production across the quarter resulted from enhanced water injection and field optimization. Work continues on further EOR projects for 2009 and subsequent years at Hayter, Kindersley and southeast Saskatchewan designed to further impact recovery from the large original-oil-in-place pools across our asset base;

Downstream Highlights:

  Strong operating performance with average refinery throughput of 111,999 bbl/d following a successful maintenance turnaround completed in the fourth quarter of 2007;

  Downstream operating cash flow of $24.5 million reflects stable throughput, increased gasoline and distillate yields and higher margins for distillate products, which were offset by weaker margins on gasoline and high sulphur fuel oil (HSFO), as well as higher costs for feedstock and purchased energy needed to run the refinery;

  Invested $6.0 million in capital improvement projects at the refinery, including $1.7 million for the visbreaker enhancement project, with the balance invested in discretionary projects designed to improve reliability and performance; and

  Progress continued on the engineering study designed to identify and scope significant value-added growth opportunities at the North Atlantic refinery.

HARVEST ENERGY
PRESS RELEASE	Page 2 of 5	May 7, 2008

Financial & Operating Highlights

The table below provides a summary of our financial and operating results for three month periods ended March 31, 2008 and 2007.

March 31, 2008 and 2007.
	Three Month Period Ended March 31
($000s except where noted)	2008	2007	Change

Revenue, net(1)	1,377,352	1,025,512	34%

Cash From Operating Activities before changes in non-cash working capital and asset retirement obligations	185,386	213,941	(13%)
Per Trust Unit, basic	$1.24	$1.68	(26%)

Cash From Operating Activities	128,119	111,048	15%
Per Trust Unit, basic	$0.85	$0.87	(2%)
Per Trust Unit, diluted	$0.83	$0.84	(1%)

Net Income (Loss)(2)	(346)	69,850	(100%)
Per Trust Unit, basic	$-	$0.55	(100%)
Per Trust Unit, diluted	$-	$0.55	(100%)

Distributions declared	135,167	145,270	(7%)
Distributions declared, per Trust Unit	$0.90	$1.14	(21%)
Distributions declared as a percentage of Cash From Operating
Activities before changes in non-cash working capital and asset retirement obligations	73%	68%	5%
Distributions declared as a percentage of Cash From Operating Activities	106%	131%	(25%)

Bank debt	1,330,423	1,363,222	(2%)
7 7/8% Senior Notes	250,099	279,612	(11%)
Convertible Debentures(3)	628,929	793,184	(21%)
Total long-term financial liabilities(3)	2,209,451	2,436,018	(9%)

Total assets	5,574,528	5,800,346	(4%)

UPSTREAM OPERATIONS
Daily Production
Light to medium oil (bbl/d)	25,509	27,034	(6%)
Heavy oil (bbl/d)	12,980	15,614	(17%)
Natural gas liquids (bbl/d)	2,484	2,496	-%
Natural gas (mcf/d)	102,570	101,282	1%
Total daily sales volumes (boe/d)	58,067	62,024	(6%)

Operating Netback ($/boe)	45.34	29.81	52%

Cash capital expenditures	79,571	148,487	(46%)

DOWNSTREAM OPERATIONS
Average daily throughput (bbl/d)	111,999	113,711	(2%)
Aggregate throughput (mbbl)	10,191	10,234	-%

Average Refining Margin (US$/bbl)	8.90	11.85	(25%)

Cash capital expenditures	6,027	4,883	23%

(1)

Revenues are net of royalties.

(2)

Net Income (Loss) includes a future income tax recovery of $21.8 million (2007 – nil) and unrealized net loss from risk management activities of $60.9 million (2007–$14.1 million) for the three months ended March 31, 2008.

(3)

Includes current portion of Convertible Debentures.

Message to Unitholders

The first quarter of 2008 was a very strong operating period for Harvest, demonstrated by stable quarter-over-quarter production in the upstream business and improved performance of operating units in our downstream business. Supporting these successes were advancements we made on many of our key Sustainable Growth initiatives designed to strengthen Harvest’s position for long term value creation.

HARVEST ENERGY
PRESS RELEASE	Page 3 of 5	May 7, 2008

We generated $185.4 million in cash flow or $1.24 per trust unit (prior to changes in non-cash working capital and asset retirement obligations) which reflects strong operating performance coupled with a robust commodity price environment, offset by realized price risk management losses. Based on a monthly distribution level of $0.30 per unit, the ratio of distributions to cash flow was 73% for the quarter before the impact of the Distribution Reinvestment Program. As we execute our Sustainable Growth strategy, Harvest continues to realize an improved balance between our sources and uses of cash, and as a result, have maintained the C$0.30 per unit distribution level for each of May, June and July.

Upstream

In our western Canadian oil and natural gas production business, our first quarter production volume averaged 58,067 barrels of oil equivalent per day (boe/d), which is effectively flat compared to the fourth quarter of 2007. During the quarter, our $79.6 million capital program was directed at maintaining our active and successful drilling program in southeast Saskatchewan, where we are targeting the Tilston, Souris Valley and Bakken plays. We invested $13.6 million in capital in Saskatchewan during the quarter resulting in the drilling of 16 horizontal wells with 100% success. Exploration activities in areas such as Chedderville, west central Alberta and Southern Alberta continued to generate attractive production rates supporting our overall volumes. To capitalize further on our success thus far, we have increased our 2008 upstream capital budget by $20 million, largely focused on continued development of oil opportunities in southern Alberta, the drilling of a Bakken well in southeast Saskatchewan, and natural gas drilling in response to stronger prices and good results in central Alberta. As a result of this increase, we now expect 2008 production to average between 55,000 and 56,000 boe/d.

A key element underpinning our sustainability is our attractive near and longer term enhanced oil recovery (EOR) projects. We made good progress on EOR projects being implemented in 2008, as well as some additional projects that may be undertaken within the next 12- 18 months. At Wainwright, we finalized the design of our Alkaline Surfactant Polymer flood during the quarter and will continue to procure equipment while aiming to commence polymer injection early in the fourth quarter. We received approvals for pipelines to proceed with our enhanced waterflood project at Bellshill Lake, designed to increase pressure support and ‘push’ more oil out of the reservoir. Equipment scoping and procurement for this project is expected to continue through the second quarter with commencement of pipeline construction expected to begin in the third quarter. At Suffield, we have completed the testing of the first injection well and finalized scoping of the second injection well, both of which will allow water transferred from our Batus pool to be re-injected into our Lark pool, improving pressure support and enhancing recovery. At Hay River, we completed and tied-in five water source wells resulting in a 20% increase in water injection into the Bluesky formation which is expected to support enhanced production levels achieved through optimization undertaken during the quarter.

Future EOR opportunities that could be implemented as early as 2009 have been identified in Hayter, Hay River, Kindersley and southeast Saskatchewan, while CO2 flooding, oilsands and coal bed methane (CBM) represent longer term recovery opportunities for Harvest. At Hayter, a solvent/gas injection project resulted in incremental oil being produced from the injected well on a cyclic stimulation test with over 90% of the injected gas being recovered from the reservoir. At Hay River, we commenced reservoir simulation studies designed to optimize the impact on production and reserves of enhanced waterflooding to re-establish reservoir pressure, and to assess the potential impact of polymer/surfactant injection given the similarity of the Bluesky reservoir to our Wainwright Sparky reservoir. With completion of the all-season access road constructed last year, installation and commissioning of commercial power, and ample source water, we believe we have an ideal combination of factors to proceed with a polymer / surfactant pilot in the near future to further enhance recovery of this large, original oil in place pool.

Downstream

We were also very pleased with the operational performance of the refinery during the first quarter, as throughput averaged 111,999 bbl/d, with product output averaging approximately 42% distillate (ultra low sulphur diesel and jet fuel), 33% gasoline and 25% high sulphur fuel oil (HSFO). We realized benefits from significantly improved performance from the crude and vacuum tower units following successful completion of a maintenance turnaround in the fourth quarter of 2007. Although margins for gasoline and HSFO were weaker during the first quarter than the same period in prior years, distillate margins were stronger than they have been historically and helped to partially offset weakness in the other two product streams. As a result, North Atlantic realized an average gross margin of US$8.90/bbl for the quarter.

Into the second quarter, distillate margins have remained at very attractive levels, while gasoline margins have started to slowly improve heading into the summer driving season. Unfortunately, we are still realizing weak HSFO margins primarily due to excess supply entering North America, but the impact of this situation on margins is expected to be mitigated by an offsetting improvement in the discounts for medium gravity, sour crude oils.

HARVEST ENERGY
PRESS RELEASE	Page 4 of 5	May 7, 2008

We invested approximately $6.0 million in capital at the refinery in the first quarter, which included $1.7 million to further advance the visbreaker expansion project, with the balance allocated to other incremental discretionary improvements. We are pleased that the visbreaker project is proceeding on schedule and budget with expected installation and related outage planned for late in the third quarter / early in the fourth quarter. We have already ordered any materials requiring long lead times and the required soaker drum unit is being fabricated with expected delivery before the end of July, 2008.

Through the quarter, SNC Lavalin continued their study to identify and scope some of the longer term growth opportunities at the refinery. Presently, we are in the process of short-listing high value refinery configurations, primarily focused on a variety of upgrading technologies utilizing a mix of medium and heavy sour crudes which would reduce or eliminate the production of the low margin HSFO product. Such upgrading technologies include new and expanded visbreaking process technologies or delayed coking. We anticipate that a final report with recommendations will be available late in the second quarter, which will enable us to begin the next phase of planning and engineering.

Corporate

In keeping with our Sustainable Growth strategy, we successfully strengthened our debt position in the quarter with a $250 million convertible debenture offering which closed in April. This offering creates additional room on our committed bank line which better positions Harvest to take advantage of value added acquisitions or development project opportunities. Given the numerous attractive investment opportunities we have available to us both within our existing asset base as well as through potential acquisitions, maintaining greater flexibility is important.

As we move forward through 2008, we will continue to execute our Sustainable Growth strategy, including investigating viable alternatives and planning for restructuring prior to implementation of the Canadian government’s trust tax in 2011. We believe we are well positioned to meet operational expectations in both business segments, and are excited about the potential growth projects we have available to us through our internal portfolio as well as through acquisitions. While staying true to our value principles, we believe there are improved opportunities to make acquisitions in western Canada, while also being able to profitably divest of some non-core assets. Finally, we are also committed to raising awareness about Harvest amongst existing and potential investors across North America and Europe.

In closing, we thank all of our stakeholders for your ongoing support of and interest in Harvest Energy.

Distribution Declaration

The distributions declared are based on forecast commodity price levels and operating performance that are consistent with the current environment.

Record Date	Ex-Distribution Date	Payment Date	$Cdn Distribution Amount
May 22, 2008	May 20, 2008	June 16, 2008	$0.30
June 23, 2008	June 19, 2008	July 15, 2008	$0.30
July 22, 2008	July 18, 2008	August 15, 2008	$0.30

The Cdn$0.30 per unit is equivalent to approximately US$0.30 per unit if converted using a Canadian/U.S. dollar exchange rate of 0.9979. For U.S. beneficial holders, the U.S. dollar equivalent distribution will be based upon the actual Canadian/U.S. exchange rate applied on the payment date and will be net of any Canadian withholding taxes that may apply.

Conference Call & Webcast

Harvest will be hosting a conference call and Webcast to discuss our first quarter 2008 results at 9:00 a.m. Mountain time (11:00 a.m. Eastern time) on May 8th, 2008. Callers may dial 1-866-862-3927 (international callers or Toronto local dial 416-641-6106) a few minutes prior to start and request the Harvest conference call. The call will also be available for replay by dialing 1-800-408-3053 (international callers or Toronto local dial 416-695-5800) and entering passcode 3255900.

Webcast listeners are invited to go to the Investor Relations – Presentations & Events page of the Harvest Energy website at www.harvestenergy.ca for the live Webcast and/or a replay of the Webcast.

HARVEST ENERGY
PRESS RELEASE	Page 5 of 5	May 7, 2008

Harvest is a significant operator in Canada’s energy industry offering Unitholders exposure to an integrated structure with upstream and downstream segments. We focus on identifying opportunities to create and deliver value to Unitholders through monthly distributions and unit price appreciation. Given our size, liquidity and integrated structure, Harvest is well positioned to complement our internal portfolio with value-added acquisitions that help drive our Sustainable Growth strategy. Our upstream oil and gas production is weighted approximately 71% to crude oil and liquids and 29% to natural gas, and is complemented by our long-life refining and marketing business. Harvest trust units are traded on the Toronto Stock Exchange ("TSX") under the symbol "HTE.UN" and on the New York Stock Exchange ("NYSE") under the symbol "HTE".

ADVISORY

Certain information in this press release, including management’s assessment of future plans and operations, contains forward-looking information that involves risk and uncertainty. Such risks and uncertainties include, but are not limited to, risks associated with: imprecision of reserve estimates; conventional oil and natural gas operations; the volatility in commodity prices and currency exchange rates; risks associated with realizing the value of acquisitions; general economic, market and business conditions; changes in environmental legislation and regulations; the availability of sufficient capital from internal and external sources; and, such other risks and uncertainties described from time to time in Harvest’s regulatory reports and filings made with securities regulators.

Forward-looking statements in this press release may include, but are not limited to, production volumes, operating costs, commodity prices, capital spending, access to credit facilities, and regulatory changes. For this purpose, any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as "may", "will", "should", "anticipate", "expects" and similar expressions.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Harvest assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Investor & Media Contacts:

John Zahary, President & CEO

Robert Fotheringham, Chief Financial Officer

Cindy Gray, Manager, Investor Relations

Corporate Head Office:
Harvest Energy
2100, 330 – 5th Avenue S.W.
Calgary, AB Canada T2P 0L4
Phone: (403) 265-1178
Toll Free Investor Mailbox: (866) 666-1178
Email: information@harvestenergy.ca
Website: www.harvestenergy.ca